

Hypeman Rick Productions LLC
(the "Company")
a Tennessee Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS


INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hypeman Rick Productions LLC Management

We have reviewed the accompanying financial statements of Hypeman Rick Productions (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.



RNB Capital LLC

Tamarac, FL
December 8, 2025

HYPEMAN RICK PRODUCTIONS LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
EQUITY			
Member's Equity	$	260,309	241,752
Accumulated Deficit		(260,309)	(241,752)
TOTAL EQUITY	$	-	-

See Accompanying Notes to these Unaudited Financial Statements

HYPEMAN RICK PRODUCTIONS LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
Legal & Professional	$	4,560	23,737
Advertising & Marketing		70	4,000
General and Administrative		13,927	24,778
Total Operating Expenses		**18,557**	**52,515**
Total Loss from Operations	$	**(18,557)**	**(52,515)**
Net Loss	$	**(18,557)**	**(52,515)**

See Accompanying Notes to these Unaudited Financial Statements

HYPEMAN RICK PRODUCTIONS LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Capital $ Amount	Accumulated Deficit	Total Members' Equity
Beginning balance at 1/1/23	189,237	(189,237)	-
Contribution	52,515	-	52,515
Net loss	-	(52,515)	(52,515)
Ending balance at 12/31/23	241,752	(241,752)	-
Contribution	18,557	-	18,557
Net loss	-	(18,557)	(18,557)
Ending balance at 12/31/24	260,309	(260,309)	-

See Accompanying Notes to these Unaudited Financial Statements

HYPEMAN RICK PRODUCTIONS
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(18,557)	(52,515)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		-	-
Net Cash used in Operating Activities	$	(18,557)	(52,515)
FINANCING ACTIVITIES			
Member's Equity	$	18,557	52,515
Net Cash provided by Financing Activities	$	18,557	52,515
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period	$	-	-
Cash at end of period	$	-	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hypeman Rick Productions LLC ("the Company") was formed in Tennessee on June 21, 2012. The Company operates as an entertainment and media entity with activities focused on two primary business areas. The media and production segment, established in June 2012, is engaged in creating and producing entertainment content. The hospitality and premium events segment, established in April 2019 and known as Martinique Old Hickory, involves the development of a luxury wine and cigar vessel. The Company's principal place of business is in Nashville, Tennessee, and its customers are primarily located within the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

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Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue stage and has not yet generated commercial revenue from operations. The Company anticipates generating revenue through two diversified business segments:

Media & Production: The Company expects to earn revenue over time as it produces and delivers content. Revenue is projected to be generated through distribution agreements with network television and streaming platforms, as well as through corporate marketing arrangements. Payments are expected to be collected upon delivery of content or completion of services, with the Company's performance obligation satisfied as contracted content and marketing services are provided. No revenue was recognized during the years ended December 31, 2024 and 2023.

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Hospitality & Premium Events: The Company plans to operate *Martinique*, a luxury wine and cigar cruise vessel on Old Hickory Lake and the Cumberland River. Revenue is expected to be recognized at a point in time upon completion of each scheduled event or cruise, as the venue and associated hospitality services are delivered. Payments are expected to be collected in advance of events, and the Company's performance obligation will be fulfilled upon provision of the contracted services. No revenue was recognized during the years ended December 31, 2024 and 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of subscriptions, regulatory filings, travel and lodging, shipping, insurance, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company and Toran Enterprises LLC are under the common management and control of Ricky Toran. No related-party transactions or outstanding balances between the Company and Toran Enterprises LLC occurred during the year.

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NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, and December 31, 2023, the Company had no outstanding liabilities and debt.

NOTE 6 – EQUITY

The Company is organized as a limited liability company, whereby the financial liability of its Members for the Company's obligations is limited to the amount of capital each Member has contributed.

A summary of the Company's capital structure as of December 31, 2024 and 2023 is presented below:

Members Name	Ownership
Toran, Ricky	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 8, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.